SECRETARY’S CERTIFICATE

The undersigned, Kent Barnes, Secretary of the 83 Investment Group Income Fund, a Delaware statutory trust (the “Fund”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, which is attached hereto as Exhibit B, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond on September 17, 2024.

4.	Premiums will be paid for the period November 15, 2024 to November 15, 2025.

/s/ Kent Barnes
Kent Barnes
Secretary of the Trust

Exhibit A

RESOLVED, that the appropriate officers of the Fund is authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage (“Fidelity Bond”) and a Trustees and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy consistent with the materials presented at this Meeting; and be it

FURTHER RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the Fidelity Bond is approved by a vote of the Board (all Trustees voting) and separately by a majority of the Independent Trustees; and be it

FURTHER RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

Exhibit B

Financial Institution Bond For Investment Companies

DECLARATIONS Name of Assured: 83 INVESTMENT GROUP INCOME FUND Address of Assured: 27200 AGOURA ROAD STE 200 CALABASAS, CA 91301

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street,
Suite 2600
Indianapolis, IN 46282

Bond Number: J06804433

Item 1.	Bond Period:	From:	November 15, 2024
		To:	November 15, 2025
At 12:01 A.M. local time at the Address of Assured.

Item 2.	Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$525,000	$0
2.	On Premises	$525,000	$25,000
3.	In Transit	$525,000	$25,000
4.	Forgery Or Alteration	$525,000	$25,000
5.	Extended Forgery	$525,000	$25,000
6.	Counterfeit Money	$525,000	$25,000
7.	Computer System Fraud	$525,000	$25,000
8.	Claims Expense	$10,000	$0
9.	Audit Expense	$10,000	$0
10.	Uncollectible Items Of Deposit	$525,000	$25,000
11.	Voice Initiated Funds Transfer Instruction	$525,000	$25,000
PF-52903D (08/21)	Page 1 of 2

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

December 23, 2024
Date	Authorized Representative
PF-52903D (08/21)	Page 2 of 2

December 23, 2024

Meghan Grossman

ALLIANT INSURANCE SERVICES INC

32 OLD SLIP - 29TH FL

NEW YORK, NY 10005-3504

RE:     83 INVESTMENT GROUP FUND

Dear Meghan:

Enclosed is our Asset Management Protector Endorsement for delivery as an amendment to the policy for the above referenced Insured.

Please let me know if I can be of further assistance.

Sincerely,

John P Keogh

CHUBB SPECIALTY INSURANCE

jls

Chubb Group of Insurance Companies	550 Madison Avenue	212.703.7000
	10th Floor	Fax 212.801.4041
	New York, NY 10022

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: November 15, 2024	Federal Insurance Company

Endorsement/Rider No. 12

To be attached to and form a part of Policy No. 8264-5542

Issued to: 83 INVESTMENT GROUP FUND

AMEND ITEM 1. OF DECLARATIONS – NAMED ORGANIZATION ENDORSEMENT

In consideration of the premium charged, it is agreed that the Policy is amended by deleting ITEM 1. of the Declarations and replacing it with the following:

ITEM 1.	Named Organization:
83 Investment Group Income Fund
27200 Agoura Road, Ste 200
Calabasas, CA
91301

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

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